Angela Dowd Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4097 Main 212.407.4000 Fax 646.514.2919 adowd@loeb.com

September 21, 2011
Daniel F. Duchovny U.S. Securities and Exchange Commission Office of Mergers and Acquisitions

Re:	Response to PRER14A filed September 13, 2011
Filed by Harbin Electric, Inc.
File No. 001 33276

Response to Amended Schedule 13E-3 filed September 13, 2011
Filed by Harbin Electric, Inc.
File No. 005 80112

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 19, 2011 (the “Staff’s Letter”).  The discussion below reflects our response to each of the comments made in the Staff’s Letter.

Comment #1:

1.
We note your responses to prior comment 1.  We continue to disagree with your analysis regarding the requirements to provide disclosure, pursuant to Item 1015(a) of Regulation M-A, about the Big Four Due Diligence Report and to file it as an exhibit pursuant to Item 1016 of Regulation M-A.  Please revise the disclosure and file the exhibit or provide us further analysis supporting your conclusions that such disclosure is not required.

Response:

The Company respectfully disagrees with the Staff’s position that the vendor due diligence report prepared by Ernst & Young (China) Advisory Limited (the “E&Y Report”) is required to be disclosed under Item 1015 of Regulation M-A and filed as an exhibit pursuant to Item 1016 of Regulation M-A.  Item 1015 requires disclosure of “any report, opinion or appraisal . . . from an outside party that is materially related to the Rule 13e-3 transaction” and is “received” by the subject company.  The Company’s position is that the E&Y Report is not the kind of report the Commission intended to refer to in Item 1015.

Mr. Daniel F. Duchovny
September 21, 2011

Background of the Report.  On October 20, 2010, the Special Committee engaged Morgan Stanley as its independent financial advisor and charged Morgan Stanley with the task of learning whether third parties may be interested in a potential transaction involving the Company.  On November 4, 2010, Morgan Stanley began conducting customary on-site due diligence on the Company, and shortly thereafter began contacting potential bidders.  Many potential bidders Morgan Stanley contacted stated that, as part of the process of evaluating a potential transaction involving the Company, they would need to perform customary financial due diligence on the Company.

A financial due diligence investigation of the Company is a time-consuming and costly process for the Company and its personnel, as well as for potential bidders.  The Company must devote substantial resources to responding to each separate potential bidder, and the bidders would have to send teams to multiple remote areas of China.  The Special Committee believed such up-front costs would likely discourage potential bidders from considering a potential transaction involving the Company, undercutting the competitive environment the Special Committee was working with its advisors to create.  The Special Committee therefore retained Ernst & Young (China) Advisory Limited (“Ernst & Young China”) to perform a financial due diligence report on the Company, covering the common financial areas in which bidders were interested, to be provided to bidders.  In this manner, each potential bidder would receive the financial information it was interested in more conveniently, and the interference with the operations of the Company would be minimized.  The Special Committee believed by delivering this report it would facilitate participation in its process by parties potentially interested in a transaction involving the Company.  The Special Committee determined that shifting this transaction cost from the potential bidders to the Company was appropriate in order to mitigate the disruption to the Company’s operations, create a more competitive environment in the Special Committee’s process, and shorten the duration of that process.  Moreover, it would be far more efficient for the Company to bear the expense of preparing a single report than the costs involved with reimbursing multiple potential bidders for their own independent reports.

On or about December 6, 2010, the Special Committee and its financial advisors contacted Ernst & Young China to begin discussing a potential engagement to perform customary financial due diligence on the Company for the benefit of potential bidders on the Company.  The E&Y Report was not completed until February 8, 2011, several weeks after the Special Committee had received the eight indications of interest from potential bidders proposing a $24.00 per share cash price.  The E&Y Report was delivered to only six bidders, and the use made of the report by each is known only to such bidder.

Item 1015.  A close reading of Item 1015 of Regulation M-A makes its intentions clear.  It covers reports, opinions or appraisals material to the Rule 13e-3 transaction.  The kind of report, opinion or appraisal that would be material for purposes of Item 1015 would have to involve the kind of high-level integrative work that draws findings and recommendations, where bases and methods are applicable, where meaningful instructions and limitations might have been given, and where the investigation had a determinate scope.  The E&Y Report, as will be demonstrated, falls far short of that standard.

Mr. Daniel F. Duchovny
September 21, 2011

Substance of the Report.  The E&Y Report is intended for two purposes only, (a) to collect, summarize and in some cases aggregate information financial or operational in nature, and (b) to conveniently locate such factual information in one place to facilitate review by prospective buyers in connection with making their purchase determinations.  The E&Y Report reached no valuation conclusion, made no recommendation as to whether any value or range of values was appropriate, and indeed, made no recommendation as to whether the transaction was a favorable one at any level of value.  The E&Y Report left out of consideration the financing of the transaction and any consideration of operational or personnel “fit” between buyer and seller.  The E&Y Report represents an analysis--standard in the experience of accounting professionals--of the Company’s books and records, and not a document with the kind or level of materiality to which Item 1015 applies.

Use of the Report.  The E&Y Report was in fact not used by either the Company or the Special Committee in reaching their independent decisions to recommend the transaction to the Company’s stockholders.  With respect to the bidders, the content of the E&Y Report demonstrably had no bearing on the merger consideration offered, as each of the indications of interest received proposed a merger consideration of $24.00 per share, and each was delivered before the E&Y Report was completed.

Comparison with Other Typical Transaction Reports.  The typical mergers and acquisitions transaction may have dozens of reports that are directly comparable to the E&Y Report.  Potential bidders in many transactions commission legal due diligence reports as part of their evaluation processes.  Potential bidders in most transactions also prepare a financial due diligence report, the same kind of report as the E&Y Report, for the same reason the E&Y Report was provided to potential bidders—to help them make decisions in the bidding process.  Item 1015 does not deem a bidder-commissioned financial due diligence report “material to the Rule 13e-3 transaction” and subject to disclosure.  The E&Y Report should not become “material to the Rule 13e-3 transaction” simply because it was commissioned by the Special Committee and then delivered to potential bidders.  The materiality of a report to a Rule 13e-3 transaction under Item 1015 must depend not only on its content, but on what is done with it and by whom, hence the requirement that the report be “received” by the subject company or an affiliate.

Here, the Special Committee was acting as an agent of the potential bidders, as it commissioned the E&Y Report only to hand it over to the potential bidders.  Thus, the Special Committee was provided with the report only as a necessary mechanical step in facilitating its ultimate delivery to potential bidders.  We respectfully urge the Staff to avoid a formalistic application of “materiality” that would unduly elevate the E&Y Report and exaggerate what is merely a mechanical distinction between the E&Y Report and any other financial due diligence report a potential bidder might otherwise have commissioned itself.

Mr. Daniel F. Duchovny
September 21, 2011

The actions of the Special Committee in obtaining the E&Y Report for potential bidders are similar to the actions of any company in preparing and making available a virtual data room, or “VDR,” for potential bidders.  Multiple third party reports are typically found in VDRs–memoranda of counsel, auditors’ letters, financial analyses, asset analyses–none of these is required to be disclosed under Item 1015.  Here, as is typical, the Company placed copies of agreements and other documents onto a password-protected VDR and allowed potential bidders access to the VDR.  Potential bidders and their agents spent considerable time reviewing the VDR, including documents provided by the Company.  The E&Y Report is a report of the type typically found in a VDR and not generally required to be disclosed under Item 1015 in the experience of any firm in this transaction; it is for use by potential bidders, not the Company.  The “materiality” phrase of Item 1015 excludes the E&Y Report from Item 1015 in a clear manner that, as far as we know, has never been questioned.

What is proposed is no small expansion of Item 1015, and to conclude otherwise would undermine a stable network of reasonable expectations of limited use as well as confidentiality on the part of information producers and recipients, expose ranges of professionals to unanticipated liability to public securityholders, open the floodgates to an amount of detailed information that investors have never been burdened with—and issuers have never had to defend, make inevitable a depth of requests for confidential treatment that would clog the process to nobody’s benefit, and create a range of unintended consequences that Item 1015 was never meant to bear.  We believe this is why there is no established line of precedents for filing substantive due diligence reports with the Commission.  No decision has been made to increase the scope of regulation to require disclosure of every report relating to a transaction, and we believe the sensible limitations on the scope of disclosure that have been uniformly followed up to this point should be respected in the absence of an articulated change of policy from the Commission itself.

Comment #2:

2.
Please revise this section to include the substance of your response to prior comment 11 relating to the $25 million loan Abax Lotus made a to Hero Wave Investments.  Please describe the relationship between Mr. Yang and Abax beginning in 2007 (or earlier, if true), how the loan was paid down over its life (i.e., in cash or in securities), whether the existence of the loan influenced the decision to collaborate on or enter into this transaction by any of Mr. Yang, Abax or the company and whether future payment of the loan is expected to be made through the joint ownership of the company by, in large part, Mr. Yang and Abax.

Mr. Daniel F. Duchovny
September 21, 2011

Response:

The disclosure on page 71 of the preliminary proxy statement has been amended to respond to the Staff’s comment.  A copy of this new disclosure is set forth below.  A copy of revised page 71 of the preliminary proxy statement will be provided to the Staff supplementally.

Abax Loan

Pursuant to a loan agreement (the “Hero Wave Loan Agreement”), dated as of September 28, 2007, between Abax Lotus Ltd., an affiliate of Abax, and Hero Wave Investments Limited, a British Virgin Islands company beneficially owned by Mr. Tianfu Yang (“Hero Wave”), Abax Lotus Ltd. extended a loan in the amount of $25,000,000 to Hero Wave (the “Hero Wave Loan”).  Under the Hero Wave Loan Agreement, the annual interest rate on the Hero Wave Loan was initially LIBOR plus (i) 5.50% during the period prior to and including March 28, 2008 and (ii) 7.00% after March 28, 2008, and the maturity date was March 23, 2008, which could be extended by Hero Wave to November 23, 2008.  The parties to the Hero Wave Loan Agreement subsequently extended the maturity date of the Hero Wave Loan through November 2009.

On November 26, 2007, Abax Lotus Ltd. assigned its benefits, rights, duties and obligations as a lender under the Hero Wave Loan Agreement to Abax Emerald Ltd., an affiliate of Abax.  On May 1, 2009, Abax Emerald Ltd. assigned certain of its benefits, rights, duties and obligations as a lender under the Hero Wave Loan Agreement to Abax Nai Xin B Ltd., another affiliate of Abax.

Between September 28, 2007 and November 5, 2009, Hero Wave repaid $21,000,000 of the original $25,000,000 Hero Wave Loan in cash.  On November 5, 2009, the Hero Wave Loan Agreement was amended to provide Hero Wave an additional $2,000,000 loan, thereby increasing the balance outstanding under the Hero Wave Loan to $6,000,000.  As part of such amendment, the annual interest rate on the Hero Wave Loan was increased to LIBOR plus 8.25%, and the maturity date of the Hero Wave Loan was extended to March 31, 2010.

On March 11, 2010, the Hero Wave Loan was again amended to provide Hero Wave an additional $4,000,000 loan, thereby increasing the balance outstanding under the Hero Wave Loan to $10,000,000.  As part of such amendment, the annual interest rate on amounts accrued under the Hero Wave Loan on or after March 11, 2010 was increased to LIBOR plus 9.50%, and the maturity date of the Hero Wave Loan was extended to June 30, 2010.

Mr. Daniel F. Duchovny
September 21, 2011

On July 26, 2010, the Hero Wave Loan was again amended to provide Hero Wave an additional $5,500,000, thereby increasing the balance outstanding under the Hero Wave Loan to $15,500,000.  As part of such amendment, the maturity date of the Hero Wave Loan was extended to December 31, 2010.  The Hero Wave Loan Agreement was amended again on December 20, 2010 and June 20, 2011 to extend the maturity date of the Hero Wave Loan to June 30, 2011 and December 31, 2011, respectively.

As of the date of this proxy statement, the outstanding balance of the Hero Wave Loan is $15,500,000, the annual interest rate is LIBOR plus 9.50% and the maturity date is December 31, 2011.  All of the interest payments due under the Hero Wave Loan Agreement have been made in a timely manner and paid by Hero Wave in cash.  Following consummation of the merger, all amounts due under the Hero Wave Loan will remain the liability of Hero Wave and Mr. Yang and are expected to be paid in accordance with the terms of the Hero Wave Loan Agreement.

As described above, Mr. Yang and Abax have an established commercial relationship pursuant to which they have entered into lending arrangements on arm’s length terms.  In addition, Abax has (independently of its relationship with Mr. Yang) been a long-term investor in the Company, demonstrating its commitment over the years to both the Company and its development strategies.  Based on these prior experiences, both Mr. Yang and Abax felt comfortable working together on a proposal to jointly acquire the Company.  While these prior experiences influenced both Mr. Yang and Abax’s desire and willingness to collaborate on the proposed transaction, the existence of the Hero Wave Loan did not otherwise influence either Mr. Yang or Abax’s decision to enter into the transactions contemplated by the merger agreement.

We also supplementally advise the Staff that pursuant to a Stock Purchase Agreement dated September 28, 2007 on October 17, 2007, Hero Wave sold 300,000 shares of common stock of Harbin Electric, Inc. to Abax Lotus Ltd. for a purchase price equal to $14.20 per share.

Sincerely,

/s/ Angela Dowd
Angela Dowd
Partner